   As filed with the Securities and Exchange Commission on November 17, 2003.
                                                          File No. 333-
                                                                   811-3072-03

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                     [ ]

         Pre-Effective Amendment No.                                        [ ]
                                    -------
         Post-Effective Amendment No.                                       [ ]
                                     --------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940             [X]

                  Amendment No.   20                                        [X]
                                ------

                         HARTFORD LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VLI
                           (Exact Name of Registrant)

                         Hartford Life Insurance Company
                               (Name of Depositor)

                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)

                               Marianne O'Doherty
                         Hartford Life Insurance Company
                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                     (Name and Address of Agent for Service)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                 PART A

HARTFORD INNOVATOR
VARIABLE UNIVERSAL LIFE INSURANCE
SEPARATE ACCOUNT VL I
HARTFORD LIFE INSURANCE COMPANY
P.O. BOX 2999
HARTFORD, CT 06104-2999
TELEPHONE: (800) 231-5453                                     [HARTFORD LIFE LOGO]

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--------------------------------------------------------------------------------

This Prospectus describes information you should know before you purchase Hartford Innovator variable universal life insurance policy (the "Policy). Please read it carefully.

The Policy is a contract between you and Hartford Life Insurance Company where you agree to make sufficient Premium Payments to us and we agree to pay a death benefit to your beneficiary or pay the other benefits described in this Prospectus.

This Policy is a flexible premium variable universal life insurance policy. It is:

X Flexible because you may increase, decrease or stop your Premium Payments at any time and because you have a variety of death benefit options, riders and other important guarantees to choose from.

X Variable because the value of your life insurance policy will fluctuate with the performance of the investment options you select including the Fixed Account and the Benefit Guarantee Account.
--------------------------------------------------------------------------------

You may allocate your Premium Payments after we deduct any premium charges and premium taxes, which we call your Net Premium Payment, to two separate parts of your Policy. The first part is the Guarantee Benefit Account. This account supports the Policy's Benefit Guarantee. This benefit provides certain death benefit guarantees or ensures that other riders selected by you will not lapse, if your Policy meets the requirements of the guarantees. Those requirements are described in detail in this Prospectus and your Policy.

In addition, you may allocate your Premium Payments to the Investment Account. This account is made up of the Fixed Account along with the Sub-Accounts listed below. The following Sub-Accounts are available for investment:

[List of Sub-Accounts available]

The Benefit Guarantee Account, Investment Account, including the Fixed Account and Sub-Accounts are individually and collectively referred to as "Investment Choices".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Policy may not be available for sale in all states.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

This life insurance Policy IS NOT:

-  a bank deposit or obligation;

-  federally insured; or

-  endorsed by any bank or governmental agency.

--------------------------------------------------------------------------------
PROSPECTUS DATED:             , 2004

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

SUMMARY OF BENEFITS AND RISKS

BENEFITS OF YOUR POLICY

THIS IS A BRIEF SUMMARY OF THE BENEFITS OF THE POLICY. EACH BENEFIT IS DISCUSSED IN MORE DETAIL IN THE RELATED SECTION OF THIS PROSPECTUS.

DEATH BENEFIT -- Since this is a life insurance policy, the primary reason to purchase it is for the death benefit. While the Policy is in force and when the insured dies, we pay a death benefit to your beneficiary. We offer the following death benefits:

-  Option A (Level Option)

-  Option B (Return of Account Value Option).

-  Option C (Return of Premium Option) and

-  Option E (Return of Investment Account)

BENEFIT GUARANTEE -- This is a guarantee from Hartford that ensures that your Death Benefit will never be less than your Policy's Guaranteed Death Benefit and any riders you elect to guarantee will never lapse, provided your Policy meets the guarantee requirements.

FLEXIBILITY -- This Policy is designed to be flexible to help meet your specific life insurance needs. You have the flexibility to choose death benefit options, guarantees, investment options, and the amount and timing of the Premium Payments you make.

INVESTMENT CHOICES -- You may elect to invest in nine total Investment Choices. You may choose from forty Sub-Accounts and/or the Fixed Account available in the Investment Account and/or the Benefit Guarantee Account.

GUARANTEE WITHDRAWAL BENEFIT -- This benefit is an option that can be elected when you apply for your Policy at an additional charge. If elected, the benefit promises, as long as certain conditions are met, that you may take withdrawals from your Policy that are guaranteed to equal your total Premium Payments.

RIGHT TO EXAMINE YOUR POLICY -- You have a limited right to return the Policy for cancellation after you receive it.

LOANS -- You may take a loan on the Policy using the Policy to secure the loan.

TAX BENEFITS -- In most cases, you are not taxed on earnings until you take money out of the Policy.

RIDERS AND OTHER BENEFITS -- You may select from a variety of riders and other benefits that are available at this time.

RISKS OF YOUR POLICY

THIS IS A BRIEF DISCUSSION OF THE RISKS OF YOUR POLICY. EACH RISK IS DISCUSSED IN MORE DETAIL IN THE RELATED SECTION OF THIS PROSPECTUS. IN ADDITION, YOU MAY REQUEST A FREE PERSONALIZED ILLUSTRATION OF THIS POLICY WHICH WILL PROVIDE YOU WITH INFORMATION ABOUT HOW THE DEATH BENEFITS, CASH SURRENDER VALUES AND OTHER BENEFITS OF THIS POLICY MAY PERFORM IN CERTAIN SITUATIONS.

BENEFIT GUARANTEE ACCOUNT -- Transfers from the Benefit Guarantee Account may effect the guarantees available in your Policy or may cause your Policy to lapse.

INVESTMENT PERFORMANCE -- The value of your Policy will fluctuate with the performance of the Sub-Accounts you choose. In your Investment Account, the Sub-Accounts may decline in value, or they may not perform to your expectations. Assets in the Sub-Accounts are not guaranteed. You bear the investment risk of any Account Value in the Sub-Accounts. You should read the prospectus of the Funds for information about the risks of each Sub-Account.

UNSUITABLE FOR SHORT-TERM SAVINGS -- The Policy is designed for long term financial planning. You should not purchase the Policy if you will need the Premium Payment in a short time period.

RISK OF LAPSE -- Your Policy could terminate, or "lapse", if the value of the Policy becomes too low to support the Policy's monthly charges. If this occurs, we will notify you in writing. You will then have a 61-day grace period to pay additional amounts to prevent the Policy from terminating.

GUARANTEE WITHDRAWAL BENEFIT -- If you take more withdrawals than the benefit allows or you don't meet the other conditions of the benefit, you can lose your benefit and the guarantees that go with it.

WITHDRAWAL LIMITATIONS -- One partial withdrawal is allowed each month. The minimum allowed is $500, and the maximum allowed is the Cash Surrender Value minus $1,000. Withdrawals will reduce your Policy's death benefit.

TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account.

LOANS -- Taking a loan from your Policy may increase the risk that your Policy will lapse, will have a permanent effect on the Policy's Account Value, and will reduce the death proceeds.

ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any loans, withdrawals or other amounts from the Policy, and you may be subject to a 10% penalty tax. There could be significant adverse tax consequences if the Policy should lapse or be surrendered when there are loans outstanding.

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

This table describes the maximum fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value between investment options. Your specific fees and charges are described on the specification page of your Policy.

TRANSACTION FEES

                CHARGE                                  WHEN DEDUCTED                               AMOUNT DEDUCTED
Premium Charge (1)                       When you make a Premium Payment              MAXIMUM CHARGE
                                                                                      8% of each premium payment. In Oregon, the
                                                                                      maximum is 10% of each premium payment.
Tax Charge                               When you make a Premium Payment              A percent of premium which varies by your
                                                                                      state and municipality of residence. The
                                                                                      range of tax charge is generally between 0%
                                                                                      and 4%.This rate will change if your state
                                                                                      or municipality changes its tax charges. It
                                                                                      may change if you change your state or
                                                                                      municipality of residence.
Surrender Charge (2)                     If you surrender your policy:                MINIMUM CHARGE
                                         -  During the first 14 Policy Years          $10.00 per $1,000 of initial Face Amount
                                         -  Within 14 years of an unscheduled         for a 10 year-old female.
                                            increase in your Face Amount; or          MAXIMUM CHARGE
                                         -  Within 14 years of an increase in your    $33.00 per $1,000 of initial Face Amount
                                            Face Amount under the Cost of Living      for a 85 year-old male smoker.
                                            Adjustment Rider, if elected              CHARGE FOR REPRESENTATIVE INSURED
                                                                                      $25.00 per $1,000 of initial Face Amount
                                                                                      for a 50 year-old male non-smoker.
Transfer Fees                            When you make a transfer after the first     $25 per transfer.*
                                         transfer in any month.
Withdrawal Charge                        When you take a withdrawal.                  $10 per withdrawal.

*   Not currently being deducted

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the fees and expenses of the underlying mutual funds you may select.

ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES

                CHARGE                             WHEN CHARGE IS DEDUCTED                          AMOUNT DEDUCTED
Cost of Insurance Charges (2)            Monthly. This charge is deducted first from  MINIMUM CHARGE
                                         any Account Value in the Benefit Guarantee   $0.70 per $1,000 of the net amount at risk
                                         Account                                      for a 10-year-old female preferred
                                                                                      non-smoker in the first year.
                                                                                      MAXIMUM CHARGE
                                                                                      $179.44 per $1,000 of the net amount at
                                                                                      risk for a 85-year-old male smoker in the
                                                                                      first year.
                                                                                      CHARGE FOR REPRESENTATIVE INSURED
                                                                                      $5.16 per $1,000 of the net amount at risk
                                                                                      for a 50-year-old male preferred non-smoker
                                                                                      in the first year.
Asset Charge                             Monthly. This charge is deducted first from  1.25% per year of the amounts invested in any Account Value in the Investment Account  any Sub-Accounts
Monthly per $1,000 Charge                Monthly. This charge is deducted first from  MINIMUM CHARGE
                                         any Account Value in the Benefit Guarantee   $2.75 per 1,000 of initial Face Amount for
                                         Account                                      a 10-year-old female
                                                                                      MAXIMUM CHARGE
                                                                                      $30.00 per 1,000 of initial Face Amount for
                                                                                      a 85-year-old male smoker
                                                                                      CHARGE FOR REPRESENTATIVE INSURED
                                                                                      $7.00 per 1,000 of initial Face Amount for
                                                                                      a 50-year-old male non-smoker
Administrative Charge                    Monthly.                                     $10
Loan Interest Rate (3)                   Monthly, if you have taken a loan on your    5.0% annually
                                         Policy.

(1) The maximum premium charge is 8% of each Premium Payment in Policy Years 1 through 20 and 6% of each Premium Payment in Policy Years 21 or more.

(2) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial adviser for a personalized illustration.

(3) During Policy Years 1 - 10 the Loan Interest Rate is 5.0% for all Policy Loans. During Policy Years 11 and later the maximum Loan Interest Rate is 3.25% for preferred loans and 4.25% for non preferred loans. Any Account Value in the Loan Account will be credited with interest at an annual rate of 3.0%.

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES -- CONTINUED

             RIDER CHARGES                         WHEN CHARGE IS DEDUCTED                          AMOUNT DEDUCTED
Guarantee withdrawal Benefit Charge      Monthly                                      MAXIMUM CHARGE
sort of Rider                                                                         .75% of Account Value
                                                                                      current charges .50% of Account Value
Waiver of Specified Amount Disability    Monthly.                                     MINIMUM CHARGE
Benefit Rider (1)                                                                     $0.04 per $1 of specified amount for a
                                                                                      20-year-old male in the first year.
                                                                                      MAXIMUM CHARGE
                                                                                      $0.20 per $1 of specified amount for a
                                                                                      64-year-old female in the first year.
                                                                                      CHARGE FOR A REPRESENTATIVE INSURED
                                                                                      $0.09 per $1 of specified amount for a
                                                                                      50-year-old male in the first year.
Term Insurance Rider (1)                 Monthly.                                     MINIMUM CHARGE
[ARE THERE TWO TERM RIDERS?]                                                          $0.70 per $1,000 of the net amount at risk
                                                                                      for a 10-year-old female preferred
                                                                                      non-smoker in the first year.
                                                                                      MAXIMUM CHARGE
                                                                                      $179.44 per $1,000 of the net amount at
                                                                                      risk for a 85-year-old male smoker in the
                                                                                      first year.
                                                                                      CHARGE FOR REPRESENTATIVE INSURED
                                                                                      $5.16 per $1,000 of the net amount at risk
                                                                                      for a 50-year-old male preferred non-smoker
                                                                                      in the first year.
Accidental Death Benefit Rider (1)       Monthly.                                     MINIMUM CHARGE
                                                                                      $0.083 per $1,000 of the net amount at risk
                                                                                      for a 10-year-old in the first year.
                                                                                      MAXIMUM CHARGE
                                                                                      $0.18 per $1,000 of the net amount at risk
                                                                                      for a 60-year-old in the first year.
                                                                                      CHARGE FOR A REPRESENTATIVE INSURED
                                                                                      $0.128 per $1,000 of the net amount at risk
                                                                                      for a 50-year-old in the first year.
Monthly Deduction Amount Waiver          Monthly.                                     MINIMUM CHARGE
Rider (1)                                                                             6.9% of the monthly deduction amount for a
                                                                                      20 - year-old male preferred non-smoker in
                                                                                      the first year.
                                                                                      MAXIMUM CHARGE
                                                                                      33.3% of the monthly deduction amount for a
                                                                                      55-year-old female in the first year.
                                                                                      CHARGE FOR A REPRESENTATIVE INSURED
                                                                                      12.6% of the monthly deduction amount for a
                                                                                      50-year old male preferred non-smoker in
                                                                                      the first year
Child Rider                              Monthly.                                     The monthly fee is $6 per $1,000 of
                                                                                      coverage
Accelerated Benefit Rider (1)            Monthly.                                     No Charge
Policy Continuation Rider                When you exercise the benefit.               7% of Account Value

(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial adviser for a personalized illustration.

The next two tables describe the fees and expenses that you will pay periodically if you are invested in any of the Sub-Accounts during the time that you own the Policy. The first table shows the minimum and maximum fees and expenses charged by any of the Funds. The second table shows the actual fees and expenses charged by each Fund at the end of the last fiscal year. Actual fees and expenses for the underlying Funds vary daily. Because of this, the fees and expenses for any given day may be greater than or less than the Total Annual Fund Operating Expenses listed below, on an annualized basis. A more detailed description of each Fund's fees and expenses is contained in the prospectus for each Fund.

ANNUAL FUND OPERATING EXPENSES

This table shows the expenses that are deducted from Policy values allocated to the underlying Funds in the Investment Account

                                                              MINIMUM   MAXIMUM
-------------------------------------------------------------------------------
Total Fund Operating Expenses
-------------------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

                         Annual Fund Operating Expenses
                            As of the Fund Year End
                        (As a percentage of net assets)

[Table here]

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

ABOUT US

HARTFORD LIFE INSURANCE COMPANY

Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

                                     EFFECTIVE DATE
           RATING AGENCY               OF RATING     RATING            BASIS OF RATING
------------------------------------------------------------------------------------------------
 A.M. Best and Company, Inc.             3/10/03       A+    Financial strength
------------------------------------------------------------------------------------------------
 Standard & Poor's                      12/31/02      AA-    Financial strength
------------------------------------------------------------------------------------------------
 Fitch                                  10/30/02      AA     Financial strength
------------------------------------------------------------------------------------------------

These ratings apply to Hartford's ability to meet its obligations under the Contract. The ratings do not apply to the Separate Account or the underlying Funds.

SEPARATE ACCOUNT VL I

The Sub-Accounts of the Investment Account are subdivisions of our separate account, called Separate Account VL I. The Separate Account exists to keep your life insurance Policy assets separate from our company assets. As such, the investment performance of the Separate Account is independent from the investment performance of Hartford's other assets. Hartford's other assets are utilized to pay our insurance obligations under the Policy. Your assets in the Separate Account are held exclusively for your benefit and may not be used for any other liability of Hartford.

THE FIXED ACCOUNT AND THE BENEFIT GUARANTEE ACCOUNT
--------------------------------------------------------------------------------

You may allocate some or all of your Net Premium Payments or transfer Account Values to the Fixed Account available in the Investment Account or the Benefit Guarantee Account.

IMPORTANT INFORMATION YOU SHOULD KNOW -- This portion of the prospectus relating to the Fixed Account and the Benefit Guarantee Account is not registered under the Securities Act of 1933 ("1933 Act") and the Fixed Account and the Benefit Guarantee Account are not registered as an investment company under the 1940 Act. The Fixed Account and the Benefit Guarantee Account or any of their interests are not subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the staff of the Securities and Exchange Commission has not reviewed the disclosure regarding the Fixed Account or the Benefit Guarantee Account. The following disclosure about the Fixed Account and the Benefit Guarantee Account may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosure.

Net Premium Payments allocated and Policy Values transferred to the Fixed Account or the Benefit Guarantee Account become a part of Hartford Life's General Account assets. We invest the assets of the General Account according to the laws governing the investments of insurance company General Accounts. These assets are subject to the creditors of Hartford Life.

We guarantee that we will credit interest at a rate of not less than 3% per year compounded annually, to amounts you allocate to the Fixed Account and Benefit Guarantee Account. We reserve the right to change the rate subject only to applicable state insurance law. We may credit interest at a rate in excess of 3% per year. We will periodically publish the Fixed Account or the Benefit Guarantee Account interest rates currently in effect. There is no specific formula for determining interest rates. Some of the factors that we may consider in determining whether to credit excess interest are; general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, surrenders or transfers from the Fixed Account on a "first-in first-out" basis.

IMPORTANT -- Any interest credited to amounts you allocate to the Fixed Account or the Benefit Guarantee Account in excess of 3% per year will be determined at our sole discretion. You assume the risk that interest credited to the Fixed Account or the Benefit Guarantee Account may not exceed the minimum guarantee of 3% for any given year.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

INVESTMENT ACCOUNT

You may elect up to a total of nine Investment Choices. These Investment Choices include the currently available Sub-Accounts, the Fixed Account and/or the Benefit Guarantee Account.

You may allocate some or all of your Net Premium Payments to the Fixed Account which credits interest of at least 3 % per year. You also may allocate or transfer to the Sub-Accounts of the Separate Account.

The Sub-Accounts purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These underlying funds which we call the Funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet your investment style.

We do not guarantee the investment results of any of the Funds. Since each Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying prospectuses for the Funds, and the Funds' Statements of Additional Information, which may be ordered from us. The Funds' prospectuses should be read in conjunction with this Prospectus before investing.

The Funds may not be available in all states.

The investment goals of each of the Funds are as follows:

[Underlying Funds and adviser information here]

INFORMATION RELATING TO THE FUNDS

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Policy owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the prospectuses for the Funds.

VOTING RIGHTS -- For Sub-Accounts in which you have invested, we will notify you of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send you proxy materials and instructions for you to vote the shares held for your benefit by those Sub-Accounts. We will arrange for the handling and tallying of proxies received from you or other Policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions.

ADMINISTRATIVE AND DISTRIBUTION SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides administrative and distribution services and the Funds pay fees to Hartford that are usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family and may include fees paid under a distribution and/or servicing plan adopted by a fund pursuant to Rule 12b-1 under the Investment Company Act of 1940.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

We may make certain changes to the Investment Choices offered through this Policy. We may, in our sole discretion, establish new Investment Choices and may make these new Investment Choices available to existing Policy Owners. We may also close one or more Investment Choices to additional Net Premium Payments or transfers of Account Value.

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS

We deduct charges for your Policy either from your Premium Payment each time you make a Premium Payment, on a monthly basis from your Account Value or when you choose to Surrender the Policy. All the charges deducted by Hartford are designed to cover the costs of offering the Policy's benefits and the costs of distributing, issuing and administering the Policy, including a reasonable profit for Hartford. If these charges do not cover our expenses, we make up the difference. If these charges are more than our actual expenses, we keep the difference.

Your Account Value decreases due to the deduction of Policy charges.


         CHARGE                    DEDUCTED FROM                    DEDUCTED WHEN
Premium Charge             Premium Payments                 When Premium Payments are made
Premium Tax                Premium Payments                 When Premium Payments are made
Cost of Insurance          That portion of the charge       Monthly, as part of the
                           related to guarantees is         Monthly Deduction Amount
                           deducted from the Benefit
                           Guarantee Account and the
                           portion of the charge related
                           to non-guarantees is deducted
                           from the Investment Account
Monthly Administrative     Benefit Guarantee Account        Monthly, as part of the
Charge                                                      Monthly Deduction Amount
Per $1,000 Charge          That portion of the charge       Monthly, as part of the
                           related to guarantees is         Monthly Deduction Amount
                           deducted from the Benefit
                           Guarantee Account and the
                           portion of the charge related
                           to non-guarantees is deducted
                           from the Investment Account
Asset Charge               Investment Account               Monthly, as part of the
                                                            Monthly Deduction Amount
Rider Charges              That portion of the charge       Monthly, as part of the
                           related to guarantees is         Monthly Deduction Amount
                           deducted from the Benefit
                           Guarantee Account and the
                           portion of the charge related
                           to non-guarantees is deducted
                           from the Investment Account
Charges for the Funds      Investment Account               Daily, any amounts invested in
                                                            the Sub-Accounts
Surrender Charges          Pro rata from the Investment     When Surrenders are taken
                           Account and Benefit Guarantee
                           Account
Withdrawal Charge          Pro Rata from amounts            When Surrenders are taken
                           Surrendered
Transfer Charge*           Pro Rata from Account Value      After the first transfer each
                                                            month

*   Currently not being deducted by Hartford.

DEDUCTIONS FROM PREMIUM

Before your Premium Payment is allocated to the Investment Account or the Benefit Guarantee Account, we deduct a percentage for a premium charge and tax charges.

The current sales load is 8%. The maximum sales load is 8% for Premium Payments received in the first Policy Year. You pay a premium charge of 4% in Policy Years 2 and beyond. In Oregon, you pay 10% in Policy Year one and 6% after that.

The tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of these charges generally is between 0% and 4%.

DEDUCTIONS FROM ACCOUNT VALUE

At the beginning of each month we will deduct an amount from your Account Value to pay for administration and the benefits provided by your Policy. This amount is called the Monthly Deduction Amount. The day we deduct these charges is called the Monthly Deduction Date. The Monthly Deduction Amount is made up of the following charges:

1.  COST OF INSURANCE.

The charge for the cost of insurance is a formula based on a number of factors such as your age, gender risk class. The charge is based on a $1,000. We multiply your charge for cost of insurance by the "amount at risk". The amount at risk is calculated on the Monthly Deduction Date and is equal to your Death Benefit minus your Account Value. The "amount at risk" may be affected by the amount and timing of Premium Payments, investment performance of the Sub-Account, fees and charges assessed, Policy Loans and changes to the Face Amount. We determine the amount at risk before we deduct the Monthly Deduction Amount. Finally, we divide that sum by 1,000.

Cost of insurance rates will be determined on every Policy Anniversary and will be based on our future expectations of factors such as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your Policy, however, we reserve the right to use rates less than those shown in the table. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states) plus any flat extra amount assessed. The cost of insurance will be based on the Insured's substandard rating.

Any changes in the cost of insurance rates will be made uniformly for all Insureds of the same issue ages, sexes, risk classes and whose coverage has been in-force for the same length of time.
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HARTFORD LIFE INSURANCE COMPANY                                                9
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No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because your Account Value and Death Benefit may vary from month to month, the cost of insurance may also vary on each Monthly Activity Date.

2.  THE MONTHLY ADMINISTRATIVE CHARGE.

We deduct a monthly administrative charge from your Account Value to help offset the costs of issuing and administering the Policy. The current monthly administrative charge is $10.00 a month. The maximum administrative charge is $XX per month for all initial Face Amounts. Your Face Amount is found on page XX in your Policy.

3.  THE MONTHLY PER $1,000.

This charge is assessed based on your initial Face Amount and certain subsequent increases in your Face Amount. The charge is deducted for 7 years after you purchase your Policy. If you have an unscheduled increase in Face Amount, then we deduct the charge for 7 years after the increase. The charge is also deducted for 7 years if you select the Cost of Living Adjustment Rider.

The Monthly Per $1,000 Charge is individualized based on the Insured's initial Face Amount, issue age or age at time of an increase in Face Amount, sex and insurance class.

4.  ASSET CHARGE

This charge is based on amounts in the Investment Account Sub-Accounts. If you have not allocated any net Premium Payments or transferred any Account Value to the Sub-Accounts, you have no Asset Charges. The charge is described as an annual charge, but is deducted monthly. The Asset Charge inlcuded in your Monthly Deduction Amount is made up of 1/12 of the Asset Charge. The Asset Charge is 1.25% of the Account Value in the Sub-Accounts for the first 15 Policy Years. During Policy Years 16 and beyond, the charge is 0.25%.

This charge is designed to compensate us for mortality and expense risks assumed under the Policy. The mortality risk that Hartford assumes is that the cost of insurance charges and other charges may be insufficient to meet actual claims. In that case, Hartford would make up the difference. The expense risk that Hartford assumes is that the expenses incurred in issuing, distributing and administering the policies may be less than the administrative charges and sales loads collected by Hartford. Again, if that is the case, Hartford would make up any differences. If these expenses turn out to be less than the amounts collected, Hartford keeps the difference.

5.  RIDER CHARGES

If your Policy includes benefits that are added to the Policy through the use of one or more Policy riders, a charge for those riders is deducted from your Account Value as part of the Monthly Deduction Amount. These riders are described later in this Prospectus and the charges to be deducted are set forth in the Fee Table.

CALCULATING THE MONTHLY DEDUCTION AMOUNT:

To determine the Monthly Deduction Amount we add together your charges for:

- the charge for the Cost of Insurance;

- the Monthly Administrative Charge;

- the Monthly per $1,000 charge;

- the Asset charge; and

- the charges for additional benefits provided by rider, if any.

Once the Monthly Deduction Amount is calculated, it is deducted from your Account Value. Account Value is made up of amounts in both the Benefit Guarantee Account and the Investment Account. Different parts of the Monthly Deduction Amount are deducted from these accounts. The charges from the Benefit Guarantee Account are deducted first. These charges include the Monthly Administrative Charge, any charges for guarantees related to the Cost of Insurance, the Monthly per $1,000 charge and any charges for riders that are guaranteed. The Asset Charge is deducted from the Investment Account. The Asset Charge is deducted on a pro rata basis from each available Sub-Account and the Fixed Account unless you provide us with written instructions to re-direct the deduction to specified Sub-Account(s) and/or the Fixed Account. If you do not provide us with written instructions, or if the assets in any of the specified Sub-Accounts or the Fixed Account are insufficient to pay the charge as requested, the Asset Charge will then be deducted on a pro rata basis from each available Sub-Account and the Fixed Account.

DEDUCTIONS UPON SURRENDER

Surrender charges will be deducted from your Account Value if you surrender your Policy during the first 14 Policy Years, within 14 Policy Years of an unscheduled increase in your Face Amount or within 14 Policy Years of an increase in your Face Amount under the Cost of Living Adjustment Rider, if you elected the rider.

The amount of surrender charge is individualized based on the Insured's age, sex, and insurance class on the date of issue. The surrender charges by Policy Year are shown in your Policy.

WITHDRAWAL CHARGE -- In addition to any Surrender Charge, Hartford also deducts a charge for each withdrawal. That charge is currently $10.00.

CHARGES FOR THE FUNDS

In addition to the charges deducted for insurance, benefits and riders, there is a deduction for the Funds. The Fund's charges are an annual charge that is deducted from your Account Value on a daily basis. The Fund charges include the management fee for the investment management of the Fund, any distribution charge and the expenses related to the Fund. These charges added together equal the Fund's Total Operating Expenses. They are listed in the Fee Table, but for a more detailed discussion, please read the prospectus for each Fund for complete details.
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10                                               HARTFORD LIFE INSURANCE COMPANY
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REDUCED CHARGES FOR ELIGIBLE GROUPS

Certain charges and deductions described above may be reduced for policies issued in connection with a specific group or retirement plan. To qualify for a reduction, the plan must satisfy certain criteria in accordance with our rules in effect as of the date the application for the Policy is approved. Factors that we consider include, but are not limited to, the size of the plan, the expected number of participants and anticipated Net Premium Payments from the plan. The amount of reduction and the criteria for qualification may be reflected in a reduced sales effort and administrative costs resulting from sales to plans that meet our criteria. In addition, there may be different mortality experience expected as a result of these types of plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including policy owners already invested in the Separate Account.

GENERAL DESCRIPTION OF THE POLICY
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POLICY RIGHTS

As the Policy Owner, as long as your Policy is in force, you may exercise all rights under the Policy while the insured is alive and you have not named an irrevocable beneficiary.

You name the beneficiary in your application for the Policy. You may change the beneficiary (unless you make the beneficiary irrevocable) while the insured is alive by notifying us in writing. If no beneficiary is living when the insured dies, the death benefit will be paid to you, if living; otherwise, it will be paid to your estate.

You may assign your Policy. You must notify us in writing, otherwise, no assignment will be effective against us. We are not responsible for the validity of any assignment.

We will send you a statement at least once each year, showing the current Account Value, Cash Surrender Value and Face Amount, the premiums paid, Monthly Deduction Amounts and any Policy loans since your last statement, the amount of any Policy loans; any notifications required by the provisions of your Policy; and any other information required by the Insurance Department of the state where your Policy was delivered.

You have a limited right to cancel your Policy. You may deliver or mail the Policy to us or to the agent from whom it was purchased any time during your "free look" period. Your "free look" period begins on the day you get your Policy and ends ten days later. Some states give you a longer period to cancel. In such event, the Policy will be rescinded and we will pay an amount equal to the greater of:

- The total Premium Payments minus any Policy loan amount not yet repaid, or

- The Account Value minus any Policy loan amount outstanding on the date the Policy is received by us or the agent from whom it was purchased and, minus any deductions under the Policy or charges associated with the Separate Account.

If your Policy is replacing another Policy, your "free look" period and the amount paid to you upon the return of your Policy if you cancel the Policy may vary according to the laws of the state where you purchased the Policy.

POLICY LIMITATIONS
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TRANSFERS BETWEEN ACCOUNTS

You may allocate Net Premium Payments or transfer Account Values among all the Investment Choices currently offered. However, at any one time, you may only allocate to or transfer among up to a total of nine Investment Choices, subject to the limitations described below.

Transfers out of the Benefit Guarantee Account may effect the Benefit Guarantee, please make sure you understand how these transfers may cause your Benefit Guarantee to be recalculated or terminated before you request a transfer.

Transfers out of the Investment Account and/or the Benefit Guarantee Account may cause problems with the Monthly Deduction Amount charges to be taken from each account, please make sure you understand how these transfers effect the Monthly Deduction Amount before you request a transfer.

SUB-ACCOUNT TRANSFERS AND TRANSFER RESTRICTIONS

TRANSFERS OF ACCOUNT VALUE IN THE SUB-ACCOUNTS -- If you allocate Net Premium Payments or transfer Account Value to the Investment Account, you may transfer amounts among the Fixed Account and the Sub-Accounts. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may also be made by your agent of record or by your attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states.

We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.
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HARTFORD LIFE INSURANCE COMPANY                                               11
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You may transfer Account Value once a month without a charge. Although we do not currently do so, we may charge up to $25 for each transfer in excess of one per calendar month. We reserve the right to limit the size of transfers, remaining balances and to limit the number and frequency of transfers.

LIMITATIONS ON TRANSFER OF ACCOUNT VALUES IN THE SUB-ACCOUNTS -- This Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Any individual or legal entity that intends to engage in international arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in Fund pricing should not purchase this Policy. These abusive or disruptive transfers can have an adverse impact on management of a Fund, increase Fund expenses and affect Fund performance.

Hartford has a Policy for transfers between Sub-Accounts, which is designed to protect Policy Owners from abusive or disruptive trading activity:

You may submit 20 Sub-Account transfers each Policy year for each Policy by U.S. Mail, telephone, or facsimile.

Once these 20 Sub-Account transfers have been executed, you may submit any additional Sub-Account transfers only in writing by U.S. Mail or overnight delivery service. Transfer requests sent by same day mail or courier service will not be accepted. If you want to cancel a written Sub-Account transfer, you must also cancel it in writing by U.S. Mail or overnight delivery service. We will process the cancellation request as of the day we receive it.

We will apply the procedure to your Policy during each Policy year.

Hartford has earlier versions of variable annuities and other variable life insurance policies that use the same underlying Funds as this policy. These older variable annuities and life insurance policies may have different Sub-Account transfer restrictions or, in some cases, no transfer restrictions at all.

ABUSIVE TRANSFERS -- Regardless of the number of transfers you have made, we will monitor Sub-Account transfers and we may terminate your transfer privileges until the anniversary of your next Policy date if we determine that you are engaging in a pattern of transfers that is disadvantageous or potentially harmful to other Policy Owners. We will consider the following factors:

- the dollar amount of the transfer;

- the total assets of the Funds involved in the transfer;

- the number of transfers completed in the current calendar quarter; or

- whether the transfer is part of a pattern of transfers designed to take advantage of short-term market fluctuations or market inefficiencies.

After your 20th transfer, or after any time we determine that you are engaging in a pattern of abusive transfers, we will send you a letter notifying you that your transfer privileges have been restricted or terminated, as applicable, until the anniversary of your next Policy date.

None of these restrictions are applicable to Sub-Account transfers made under a Dollar Cost Averaging Program or other systematic transfer program.

We will continue to monitor transfer activity and Hartford may modify these restrictions at any time.

FIXED ACCOUNT AND BENEFIT GUARANTEE ACCOUNT TRANSFERS AND TRANSFER RESTRICTIONS

If you have allocated Account Value to the Investment Account, you may transfer into or out of the Fixed Account, subject to the restrictions described below.

TRANSFERS FROM THE FIXED ACCOUNT -- Except for transfers made under the Dollar Cost Averaging Program, any transfers from the Fixed Account or Benefit Guarantee Account must occur during the 30-day period following each Policy Anniversary, and, the maximum amount transferred in any Policy Year will be the greater of $1,000 or 25% of the accumulated value in the Fixed Account or Benefit Guarantee Account on the date of the transfer.

TRANSFERS BETWEEN THE BENEFIT GUARANTEE ACCOUNT AND THE INVESTMENT
ACCOUNT -- You may transfer Account Values between the Benefit Guarantee Account and the Investment Account. These transfers are subject to the restrictions relating to transfers from the Fixed Account and those relating to Sub-Account transfers. In addition, transfers from the Benefit Guarantee Account may effect your Benefit Guarantee.

OTHER LIMITATIONS

DEFERRAL OF PAYMENTS -- We may defer payment of any Cash Surrender Values, withdrawals and loan amounts that do not come from any of the Sub-Accounts for up to six months from the date of the request. If we defer payment for more than 30 days, we will pay you interest.

MODIFICATION OF POLICY -- The only way the Policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The operation of the Separate Account may be modified to the extent permitted by law, including deregistration under the securities laws.

SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate
Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/ or the Separate Account may result in a charge against the Policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.
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12                                               HARTFORD LIFE INSURANCE COMPANY
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HOW THE POLICY WORKS

Before we talk about how your policy works, you should read through the definition section to understand some of the key words and how they are defined in this Prospectus.

ACCOUNT VALUE -- The total of all assets in the Investment Account, Benefit Guarantee Account and the Loan Account.

FACE AMOUNT -- An amount we use to determine the death benefit. On the effective date of the Policy, the Face Amount is the initial Face Amount shown in your Policy. The Face Amount may be increased or decreased under the terms of the Policy.

LOAN ACCOUNT -- The account used to collateralize Indebtedness.

INDEBTEDNESS -- The sum of all Policy loans taken plus an interest due or accrued minus any loan repayments.

MONTHLY ACTIVITY DATE -- The Monthly Activity Date is the day we compute the Monthly Deduction Amount. This occurs on your Policy Date and the same date in each succeeding month as the Policy Date. However, if the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.

NET PREMIUM PAYMENT -- Your Premium Payment minus any premium tax or premium charges.

VALUATION DAY -- Any day the New York Stock Exchange is open for trading. Values of each Sub-Account are determined as of the close of business of the New York Stock Exchange, generally 4:00 p.m. eastern time.

VALUATION PERIOD -- The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

PURCHASING A POLICY

To purchase a Policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the life of an individual called the "Insured". The Insured must be age 85 and under and must supply evidence of insurability acceptable to us. Acceptance of the application is subject to our underwriting rules. We reserve the right to reject an application for any reason. The minimum initial Premium Payment is the amount required to keep the Policy in force for one month, but not less than $50.

Your Policy will be effective on the date we receive all outstanding delivery requirements and the initial Premium Payment. That date is the Policy Date. The Policy Date is the date used to determine all future cyclical transactions for the Policy, such as Monthly Activity Date and Policy Years.

You have the flexibility to determine when and in what amounts you make Premium Payments. Prior to Policy issue, you can choose a planned Premium Payment within a range we determine, based on the Face Amount and the Insured's sex (except where unisex rates apply), issue age and risk classification.

We will send you premium notices for planned Premium Payments. These notices may be sent on an annual, semi-annual or quarterly basis. You may also have Premium Payments automatically deducted monthly from your checking account. The planned Premium Payment and Premium Payment mode you select are shown on your Policy's specifications page. You may change the planned Premium Payment at any time, subject to our minimum payment rules then in effect.

After the first Premium Payment has been made, your subsequent Premium Payments are flexible. The actual amount and frequency of your Premium Payments will affect the Account Value and could affect the amount and duration of insurance provided by the Policy. Your Policy may lapse if the value of your Policy is not sufficient to cover the Monthly Deduction Amounts. If that happens, you may be required to make additional Premium Payments in order to prevent the Policy from terminating. For details see, "Lapse and Reinstatement."

You may make additional Premium Payments at any time prior to the scheduled Maturity Date, subject to the following limitations:

- The minimum premium that we will accept is $50 or the amount required to keep the Policy in force.

- We reserve the right to refund any excess premiums that would cause the Policy to fail to meet the definition of life insurance under the Internal Revenue Code.

- We reserve the right to require evidence of insurability for any Premium Payment that results in an increase in the death benefit greater than the amount of the Premium Payment.

UNSCHEDULED INCREASES AND DECREASES IN FACE AMOUNT -- At any time after the first Policy Year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect. We reserve the right to limit the number of increases or decreases made under a Policy to no more than one in any 12 month period.

All requests to increase the Face Amount must be applied for on a new application form and accompanied by your current Policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the Monthly Activity Date shown on the new Policy specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of the increase is made. Any unscheduled increase will be subject to additional Monthly Per $1,000 Charges, additional cost of insurance charges and additional Surrender Charges, all of which are based on the attained age of the Insured at the time of the increase. We will send you new Policy specification pages describing these charges. A decrease in the Face Amount will be effective on the Monthly Activity Date following the date we receive your request in writing. The remaining Face Amount must not be less than that specified in our minimum rules then in effect.
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HARTFORD LIFE INSURANCE COMPANY                                               13
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ALLOCATION OF PREMIUM PAYMENTS

When you make a Premium Payment, we deduct any tax charges or premium charges. Then we allocate that amount or the "Net Premium Payment" to the Accounts according to your instructions. Your initial Net Premium Payment or any subsequent Net Premium Payments allocated to any of the Sub-Accounts of the Investment Account before the end of the Right to Examine Period, will instead be invested in the Hartford Money Market HLS Fund Sub-Account until the end of that period. At the end of the Right to Examine Period or the date we receive the final requirement to put the Policy in force, whichever is later, we will allocate the Account Value in the Hartford Money Market HLS Fund Sub-Account to the other Investment Choices according to your latest instructions.

You may change your Net Premium Payment allocation by notifying us in writing.

Each time you make a Premium Payment, the transaction confirmation sent to you will show how a Net Premium Payment has been allocated. Additionally, each quarterly statement summarizes the current Net Premium Payment allocation in effect for your Policy.

ACCUMULATION UNITS AND ACCUMULATION UNIT VALUE -- When Net Premium Payments are credited to the Sub-Accounts, they are converted into Accumulation Units by dividing the amount of your Net Premium Payments by the Accumulation Unit Value for that day. The more Premium Payments you make to your Policy, the more Accumulation Units you will have. You decrease the number of Accumulation Units by transferring money out of the Sub-Accounts or settling a death benefit claim.

To determine the current Accumulation Unit Value, we take the prior Valuation Day's Accumulation Unit Value and multiply it by the Net Investment Factor for the current Valuation Day. The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account equals:

- The net asset value per share of the Fund held in the Sub-Account at the end of the current Valuation Period, including the per share amount of any dividend or capital gain distributions paid by that Fund during that Valuation Period, divided by

- The net asset value per share of the corresponding Fund at the end of the prior Valuation Period.

All valuations in connection with a Policy, such as determining Account Value, Policy Loans, or the calculation of death benefits will be made on the date the request or payment is received by us at the National Service Center, if it is received on a Valuation Day; otherwise they will be done on the next Valuation Day.

Your Account Value is the sum of all your assets allocated to the Investment Account, the Benefit Guarantee Account and the Loan Account. Your Account Value changes on a daily basis and will be computed on each Valuation Day. Account Value varies to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account, the Benefit Guarantee Account and the Loan Account, any Monthly Deduction Amount and any withdrawals taken and any Premium Payments made.

THE BENEFIT GUARANTEE

Before we talk about how your Benefit Guarantee works, you should read through the definition section to understand some of the key words and how they are defined in this Prospectus.

BENEFIT GUARANTEE ACCOUNT: Part of Hartford's General Account. You may allocate some or all of your Net Premium Payments to this account. The charges relating to your guarantees in this Policy are deducted from this account. Net Premium Payments that are designated to preserve the Benefit Guarantee are allocated to this account.

BENEFIT GUARANTEE PERIOD: The period you choose for the Benefit Guarantee

BENEFIT GUARANTEE PREMIUM: The Premium Payments required to keep your Benefit Guarantee in place. However, you are not required to pay the Benefit Guarantee Premium

CUMULATIVE BENEFIT GUARANTEE PREMIUM: An amount used to determine whether the Benefit Guarantee is available and is your Benefit Guarantee Premium plus any additional 1st Year Benefit Guarantee Premium.

GUARANTEED DEATH BENEFIT AMOUNT: The death benefit we guarantee to pay your beneficiaries. This is found on the specifications page of your Policy.

This Policy offers a Benefit Guarantee, provided you meet the requirements described below. The Benefit Guarantee ensures:

- That the death benefit will at least be equal to the Guaranteed Death Benefit Amount;

- That the Policy's Account Value in the Benefit Guarantee Account will never be less than zero and

- That any Riders you select with Guaranteed Benefits will not lapse.

When you apply for your Policy, you can elect the Benefit Guarantee. You do that by working with your broker or financial consultant to determine your death benefit or other guarantees you would like to receive through this Policy. You then give us information, subject to our minimum rules, including:

- What you would like your Guaranteed Death Benefit Amount to be;

- Which Riders, if any, you would like protected by the Benefit Guarantee;

- How long you would like your Guaranteed Benefit Period to be;

- Over what period you would like to fund the Benefit Guarantee; and

- If there are any one-time first year premiums that you are allocating to the Guaranteed Benefit Account.
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14                                               HARTFORD LIFE INSURANCE COMPANY
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We then calculate the monthly Guaranteed Benefit Premium. This amount is shown on your Policy.

To keep your Benefit Guarantee in place, you have a number of different choices. Since you choose where to invest your Net Premium Payments, you ensure your Benefit Guarantee remains in place by not transferring Account Value in the Benefit Guarantee Account to the Investment Account or by not taking Policy Loans. This Policy is designed to be flexible, so if you want to transfer Account Value to the Investment Account or take a Policy Loan, you may do so. However, to maintain the Benefit Guarantee, your Policy must meet the following requirements. The Benefit Guarantee is available if the Net Credits to the Guaranteed Benefit Account exceed the Cumulative Benefit Guarantee Premium

Net Credits to the Guaranteed Benefit Account equals:

- Premium Payments allocated to the Guaranteed Benefit Account; plus

- Any transfers to the Guaranteed Benefit Account from the Investment Account and from the Loan Account as a result of Loan repayments; minus

- any withdrawals from the Guaranteed Benefit Account, transfers from the Guaranteed Benefit Account to the Investment Account and to Loan Account as a result of Policy Loans.

All the amounts used to calculate the Net Credits to the Guaranteed Benefit Account are transactions that take place in the current Guarantee Benefit Period.

The Cumulative Benefit Guarantee Premium is determined on each Policy Date. On that date, the Cumulative Benefit Guarantee Premium is equal to:

- the monthly Benefit Guarantee Premium shown on your Policy's specifications page; plus

- any Additional 1st Year Benefit Guarantee Premium also shown on your Policy's specifications page.

HOW DO WE GET HERE??

At the beginning of a new Benefit Guarantee Period, the Cumulative Benefit Guarantee Premium is the monthly Benefit Guarantee Premium calculated for the new Benefit Guarantee Period.

On every other Monthly Activity Date, the Cumulative Benefit Guarantee Premium is:

- the previous Cumulative Benefit Guarantee Premium; plus

- the then current monthly Benefit Guarantee Premium.

We will keep you informed about your Benefit Guarantee. At the end of each Policy Year, during a Benefit Guarantee Period, we will send you a statement with the following information:

- the Net Credits to the Guaranteed Benefit Account;

- the Cumulative Benefit Guarantee Premium,

- whether or not Your Benefit Guarantee is still available.

If, at the end of two consecutive Policy Years, the Net Credits to the Guaranteed Benefit Account is less than the Cumulative Benefit Guarantee Premium, your existing Benefit Guarantee Period will be automatically recalculated. That recalculated period will be based on your then current Guaranteed Death Benefit Amount, Riders protected by the Benefit Guarantee, Monthly Benefit Guarantee Premium and the time remaining in the Benefit Guarantee Period. We will send you a notice of the revised period.

If Your Benefit Guarantee Period is recalculated to be less than 1 month, the Benefit Guarantee will be terminated.

At any time, you may request to change elements of your Benefit Guarantee, subject to our minimum rules, then in effect, including:

- What you would like your Guaranteed Death Benefit Amount to be;

- The Riders you would like protected by the Benefit Guarantee;

- How long you would like your Benefit Guarantee Period to be; and

- The period you would like to fund the Benefit Guarantee.

When you ask to make any changes to one or more elements, we will establish a new Benefit Guarantee Period and recalculate the Benefit Guarantee Premium. The change will be effective on the Monthly Activity Date following the date we receive your request. We will send you a summary of the new Benefit Guarantee.

DEATH BENEFITS
--------------------------------------------------------------------------------

Your Policy provides for the payment of the death benefit proceeds to the beneficiary that you name upon receipt of due proof of the death of the Insured. You must notify us in writing as soon as possible after the death of the Insured. The death benefit proceeds payable to the beneficiary equal the death benefit minus any Indebtedness and any due and unpaid Monthly Deduction Amount. The death benefit proceeds depends on the death benefit option you select. You should consult with your broker prior to electing a death benefit. You may only change your death benefit option on a limited basis and subject to the restrictions described below. Fluctuations in your Account Value may have an effect on your death benefit. If your Policy lapses, no death benefit will be paid.

DEATH BENEFIT OPTIONS -- You may choose between four death benefit options available. Options A, B, C and E are available when you purchase your Policy. Options D and F are not available when you purchase your Policy, however, you may

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------
change your death benefit option from Option B to Option D or from Option E to Option F.

OPTION A (LEVEL OPTION) -- Under this option, the death benefit is the current Face Amount.

OPTION B (RETURN OF ACCOUNT VALUE OPTION) -- Under this option, the death benefit is the current Face Amount plus the Account Value on the date we receive due proof of the insured's death.

OPTION C (RETURN OF PREMIUM OPTION) -- Under this option, the death benefit is the current Face Amount, plus the total Premium Payment minus any withdrawals. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $5 million.

OPTION D (DECREASING OPTION) -- Under this option, the death benefit is the current Face Amount, plus the lesser of:

- the Account Value on the date we receive due proof of the Insured's death; or

- the Account Value on the date of the change to the death benefit option from Option B (Return of Account Value) to Option D (Decreasing Option) is accepted by us, reduced by any withdrawals.

OPTION E (RETURN OF INVESTMENT ACCOUNT) -- Under this option, the death benefit equals the Face Amount plus the sum of the following:

- The Account Value in the Investment Account plus

- the Loan Account Value plus

- any transfers from the Loan Account to the Benefit Guarantee Account minus

- transfers from the Benefit Guarantee Account to the Investment Account minus transfers from the Benefit Guarantee Account to the Loan Account.

If the sum of those accounts is less than zero, the death benefit equals the Face Amount.

OPTION F (DECREASING DEATH BENEFIT ) -- Under this death benefit option, the death benefit equals the Face Amount plus the lesser of the following:

- The Account Value in the Investment Account plus the Loan Account plus transfers from the Loan Account to the Benefit Guarantee Account minus transfers from the Benefit Guarantee Account to the Investment Account Minus transfers from the Benefit Guarantee Account to the Loan Account, or

- The Account Value in the Investment Account and the Loan Account on the date the change to the death benefit option is accepted by us.

DEATH BENEFIT OPTION CHANGES -- You may change your death benefit option by notifying us in writing. Any change will become effective on the Monthly Activity Date following the date we receive your request. If the Insured dies before the Monthly Activity Date after we receive your request, we will pay the death benefit as if you had never changed your death benefit option.

We limit the changes to the death benefit option. You may only change Option B to Option D and from Option E to Option F. No evidence of insurability is required for either of these changes.

You should consult a tax adviser regarding the possible adverse tax consequences resulting from a change in your death benefit option.

MINIMUM DEATH BENEFIT -- The Policy must satisfy a death benefit compliance test to qualify as life insurance under section 7702 of the Internal Revenue Code. The test effectively requires that the death benefit always be equal to or greater than the Account Value multiplied by a certain percentage. Your Policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the Policy year and insured's issue age, sex (where unisex rates are not used) and insurance class. This percentage will never be less than 100% or greater than 1400%. The specified percentage applicable to you is listed on the specifications page of your Policy.

EXAMPLES OF MINIMUM DEATH BENEFIT

                                      A          B
----------------------------------------------------------
 Face Amount                       $50,000    $50,000
----------------------------------------------------------
 Account Value                      23,000     17,000
----------------------------------------------------------
 Specified Percentage                 250%       250%
----------------------------------------------------------
 Death Benefit Option                Level      Level
----------------------------------------------------------

In Example A, the death benefit equals $57,500, i.e., the greater of $50,000 (the Face Amount) or $57,500 (the Account Value at the date of death of $23,000, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

In Example B, the death benefit is $50,000, i.e., the greater of $50,000 (the Face Amount) or $42,500 (the Account Value of $17,000, multiplied by the specified percentage of 250%).

RIDERS

You may add additional benefits to your Policy by electing one or more of the riders described below. Each rider involves additional costs that depend on the age, sex, and risk class of the insured, and the level of benefit provided by the rider. Each rider is subject to the restrictions and limitations described in the rider.

GUARANTEE WITHDRAWAL BENEFIT RIDER -- The guarantee withdrawal benefit is an option that can be elected at an additional charge of .50% of Account Value. Once you elect this benefit, you cannot cancel it and we will continue to deduct the charge.

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

You must elect guarantee withdrawal benefit when you purchase your Policy. Your initial Premium Payment is equal to the maximum payouts (the "Benefit Amount"). The Benefit Amount can never be more than $5 million dollars. The Benefit Amount is reduced as you take withdrawals. Guarantee withdrawal benefit operates as a guarantee of the Benefit Amount. Benefit Payments under Guarantee withdrawal benefit are treated as withdrawals and are deducted from your Account Value.

Once the initial Benefit Amount has been determined, Hartford calculates the maximum guaranteed payment that may be made each year ("Benefit Payment"). The Benefit Payment is equal to 7% of the initial Benefit Amount. If you do not take 7% one year, you may not take more than 7% the next year. The Benefit Payment can be divided up and taken on any payment schedule that you request. You can continue to take Benefit Payments until the Benefit Amount has been depleted.

If you withdraw more than the Benefit Payment out of your Policy in any one year we will recalculate the Benefit Amount. We count one year as the time between each Policy Date. Anytime we recalculate your Benefit Amount or your Benefit Payment we count one year as the time between the date we recalculate and your next Policy Date, which could be less than a year.

If, in one year, your withdrawals total more than your Benefit Payment out of your Policy we will recalculate your Benefit Amount and your Benefit Payment may be lower in the future. We recalculate your Benefit Amount by comparing the results of two calculations. First we deduct the amount of the last withdrawal from your Account Value ("New Policy Value") and then we deduct the amount of the last withdrawal from the Benefit Amount ("New Benefit Amount"). Then we compare those results:

- If the New Policy Value is more than or equal to the New Benefit Amount, and more than or equal to the Premium Payments invested in the Policy before the withdrawal, the Benefit Payment is unchanged.

- If the New Policy Value is more than or equal to the New Benefit Amount, but less than the Premium Payments invested in the Policy before the withdrawal, we have to recalculate your Benefit Payment. Your Benefit Payment becomes 7% of the greater of your New Policy Value and New Benefit Amount.

- If the New Policy Value is less than the New Benefit Amount, we have to recalculate your Benefit Payment. We recalculate the Benefit Payment by comparing the "old" Benefit Payment to 7% of the New Benefit Amount and your Benefit Payment becomes the lower of those two values. Your New Benefit Amount is then equal to the New Policy Value.

Any time you make subsequent Premium Payments to your Policy, we also recalculate your Benefit Amount and your Benefit Payment. Each time you add a Premium Payment, we increase your Benefit Amount by the amount of the subsequent Net Premium Payment. When you make a subsequent Premium Payment, your Benefit Payment will increase by 7% of the amount of the subsequent Net Premium Payment.

Any time after the 5th year the Guaranteed Withdrawal Benefit has been in effect, you may elect to "step up" the benefit. If you choose to "step up" the benefit, your Benefit Amount is recalculated to equal your total Account Value. Your Benefit Payment then becomes 7% of the new Benefit Amount, and will never be less than your existing Benefit Payment. You cannot elect to "step up" if your current Benefit Amount is higher than your Account Value.

We currently allow you to "step up" on any day after the 5th year the benefit has been in effect, however, in the future we may only allow a "step up" to occur on your Policy Anniversary. At the time you elect to "step up", we may be charging more for the Guaranteed Withdrawal Benefit. Upon "step up" we will charge you the current charge. Before you decide to "step up", you should request a current prospectus which will describe the current charge for this Benefit.

You can Surrender your Policy any time, even if you have guarantee withdrawal benefit, however, you will receive your Account Value at the time you request the Surrender with any applicable charges deducted and not the Benefit Amount or the Benefit Payment amount you would have received under guarantee withdrawal benefit.

If you elect Guarantee withdrawal benefit, you may choose from another Settlement Option in addition to those offered in the Policy. Under this Settlement Option, called the Guarantee withdrawal benefit Payout Option, Hartford will pay a fixed dollar amount for a specific number of years ("Payout Period"). If the Insured should die before the Payout Period is complete, the remaining payments will be made to the Beneficiary. The Payout Period is determined on the date we calculate the settlement option and it will equal the current Benefit Amount divided by the Benefit Payment. The total amount of the payouts under this option will be equal to the Benefit Amount. We may offer other Settlement Options.

If the Insured dies before you receive all the Benefit Payments guaranteed by Hartford, the Beneficiary may elect to take the remaining Benefit Payments or any of the death benefit options offered in your Policy.

If you surrender all of your Account Value or your Account Value is reduced to zero, but you still have a Benefit Amount, you will still receive a Benefit Payment through a Settlement Option called the Guarantee withdrawal benefit Payout Option until your Benefit Amount is depleted. While you are receiving payments, you may not make additional Premium Payments, and if the Insured dies before you receive all of your payments, your Beneficiary will continue to receive the remaining payments.

ESTATE TAX REPEAL BENEFIT RIDER -- In the news media you may have read that the federal Estate Tax law will expire in 2011 if Congress takes no action before then. Although it seems unlikely that Congress would allow the federal Estate Tax law to

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------
expire, if this were to happen it might affect your estate planning and you may no longer want this Policy. This Rider allows you to terminate your Policy and receive the Account Value without any deduction for Surrender Charges if there is no federal Estate Tax law in effect in 2011. We must receive your Surrender request during the month of January 2011. The amount you receive under this Rider is reduced by any outstanding Indebtedness. There is no additional charge for this Rider.

WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER -- If you become disabled, you may have a difficult time paying your life insurance premiums to keep your Policy inforce. Under this Rider, if the Insured becomes totally disabled, we will credit the Policy with the amount shown in the specifications page of your Policy, for as long as the Insured remains totally disabled. This will help keep your Policy inforce if you fall behind on your Premium Payments. You choose the level of coverage when you select the Rider. The charge for this Rider will continue to be deducted during total disability until the Rider terminates.

TERM INSURANCE RIDER -- You may want additional life insurance coverage using term life insurance. By selecting the Term Insurance Rider, you can increase your Policy's Face Amount at a cost that may be lower than if you purchased the term life insurance through a single policy. Under this Rider we will pay the term life insurance benefit when the Insured dies.

ACCIDENTAL DEATH BENEFIT RIDER -- You may want additional life insurance coverage in case you die by accident. Under this Rider we will pay a specified amount shown on the specifications page of your Policy when the insured dies. You choose the level of coverage when you select the rider.

WAIVER OF THE MONTHLY DEDUCTION AMOUNT RIDER -- The costs of your Policy are deducted each month through the Monthly Deduction Amount. If you become disabled and fall behind on your Premium Payments, the continued deduction of the Monthly Deduction Amounts could put your Policy at risk to lapse and terminate. Under the Waiver of the Monthly Deduction Amount Rider, while the Insured is totally disabled, we will waive the Monthly Deduction Amount. This will help keep your Policy inforce if you fall behind on your Premium Payments. You choose the level of coverage when you select the Rider. The charge for this Rider will continue to be deducted during total disability until the Rider terminates.

COST OF LIVING ADJUSTMENT RIDER -- You may want your life insurance coverage to keep pace with inflation. Under this Rider, we will increase your Face Amount without evidence of insurability on every second anniversary of the Rider. The Face Amount increases are based on increases in the consumer price index, subject to certain limitations. If you do not accept an increase, this Rider is terminated and no future increases will occur. There is no charge for this Rider.

POLICY CONTINUATION RIDER -- This rider gives you the option to continue your Policy at a reduced death benefit with no further Monthly Deduction Amounts in the event your Policy is in danger of lapsing or terminating due to excessive outstanding Policy Loans. You may elect the benefit under limited circumstances as described in the Rider and subject to the terms and limitations described in the Rider. At the time you elect the Rider, a transaction charge will be deducted from your Account Value. The maximum transaction charge is 7% of the Account Value.

CHILD RIDER -- This rider provides term life insurance coverage on the eligible children of the insured under the policy. We will pay the term life insurance death benefit amount you elect under this rider upon receipt of due proof of death of an insured child. To receive a death benefit, an insured child must be more than 16 days old but not yet 25 years old. Requirements to become an insured child are described in the rider. There is a per $1,000 charge for this rider. This rider may not be available in all policies.

ACCELERATED BENEFIT RIDER -- In the event an insured's life expectancy is 12 months or less, we will pay a lump sum accelerated death benefit at your request subject to certain limitations and proof of eligibility. The benefit percentage is set at issue. There is no charge for this rider.

These riders may not be available in all states.

SETTLEMENT OPTIONS

Proceeds from your Policy may be paid in a lump sum or may be applied to one of our four settlement options. The minimum amount that may be applied under a settlement option is $5,000 unless we agree otherwise. Once you select a settlement option, it is irrevocable and you may not change the settlement option for a lump sum. The following payment options are available to you or your beneficiary. If a payment option is not selected, proceeds will be paid in a lump sum. Your beneficiary may choose a settlement option instead of taking the Death Benefit amount in a lump sum.

FIRST OPTION -- INTEREST INCOME

We pay interest on the amount you have applied to this option. The interest we pay will be determined by us in our sole discretion, although we will not pay you less than the minimum amount required by your state.

SECOND OPTION -- INCOME OF FIXED AMOUNT

We pay equal payments of the total amount applied to this option along with interest equal to at least the minimum required by your state until that total amount is exhausted. The final payment will be for the remaining balance.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD

We make monthly payments for the number of years selected, which may be from one to 30 years. This option provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under the two payment options.

Other arrangements for income payments may be added or otherwise agreed upon.

BENEFITS AT MATURITY -- The scheduled maturity date is the last date on which you may elect to make Premium Payments.

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
Unless you elect to continue the Policy beyond this date, the Policy will terminate and any Cash Surrender Value will be paid to you.

If elected, the Policy may continue in force after the scheduled maturity date if the Policy was in force on the scheduled maturity date and the owner of the Policy, including any assignee of record, agrees in writing to this continuation.
At the scheduled maturity date, you may elect one of two options.

UNDER OPTION 1:
Your total Account Value will be transferred to the Fixed Account and no further transfers will be allowed. Your Face Amount will be set equal to the Death Benefit on the maturity date, and, the Death Benefit Option will be changed to Option A (Level Option).

UNDER OPTION 2:

Your Face Amount will then equal to the Death Benefit minus the Account Value on the maturity date and the Death Benefit Option will be changed to Option B (Return of Account Value Option) with no evidence of insurability being required. Your Account Value, if any, will continue to fluctuate with investment performance.

UNDER BOTH OPTIONS:

-  any loans will continue to accrue interest.

-  no future Monthly Deduction Amounts will be deducted;

-  no further Premium Payments will be accepted;

- all additional benefits provided by rider will terminate at the scheduled maturity date; and

-  the Policy may terminate due to excessive Indebtedness.

Otherwise, the Policy will terminate on the scheduled maturity date.

MAKING WITHDRAWALS FROM YOUR POLICY
--------------------------------------------------------------------------------

SURRENDER -- Provided your Policy has a Cash Surrender Value, you may surrender your Policy to us. We will pay you the Cash Surrender Value. Our liability under the Policy will cease as of the date of your request for surrender, or the date you request to have your Policy surrendered, if later.

A Policy's Cash Value is equal to the Account Value less any applicable surrender charges.

A Policy's Cash Surrender Value, which is the net amount available upon surrender of the Policy, is the Cash Value less any amounts in the Loan Account.

WITHDRAWALS -- One withdrawal is allowed per calendar month. You may request a withdrawal in writing. The minimum withdrawal allowed is $500. The maximum partial withdrawal is the Cash Surrender Value, minus $1000. If the death benefit option then in effect is Option A or Option C, the Face Amount will be reduced by the amount of any partial withdrawal. Unless specified, the withdrawal will be deducted on a pro rata basis from the Fixed Account and the Sub-Accounts. You may be assessed a charge of up to $10 for each partial withdrawal.

LOANS

AVAILABILITY OF LOANS -- At any time while the Policy is in force, you may borrow against the Policy by assigning it as sole security to us. Any new loan taken together with any existing Indebtedness may not exceed the Cash Surrender Value on the date we grant a loan. The minimum loan amount that we will allow is $500.

Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.

If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, the Policy will then go into default. See "Lapse and Reinstatement."

PREFERRED INDEBTEDNESS -- If, at any time after the tenth (10th) Policy anniversary, your Account Value exceeds the total of all premiums paid since issue, a portion of your Indebtedness may qualify as preferred. Preferred Indebtedness is charged a lower interest rate than non-preferred Indebtedness, if any. The maximum amount of preferred Indebtedness is the amount by which the Account Value exceeds the total premiums paid and is determined on each Monthly Activity Date.

LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while your Policy is in force and the insured is alive. The amount of your Policy loan repayment will be deducted from the Loan Account. It will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated.

EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on your Account Value. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect on your Account Value is likely to be. Such effect could be favorable or unfavorable. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, your Account Value will not increase as

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------
rapidly as it would have had no loan been made. If the Fixed Account and the Sub-Accounts earn less than the Loan Account, then your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.

CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 3.0%.

INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the Policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, any difference between the value of the Loan Account and the Indebtedness will be transferred on each Monthly Activity Date from the Fixed Account and Sub-Accounts to the Loan Account on a pro rata basis.

POLICY LOAN RATES -- The table below shows the maximum interest rates we will charge on your Indebtedness.

                          PORTION OF      INTEREST RATE
 DURING POLICY YEARS     INDEBTEDNESS        CHARGED
---------------------------------------------------------
        1-10                 All                5%
---------------------------------------------------------
    11 and later          Preferred           3.25%
                        Non-Preferred         4.25%
---------------------------------------------------------

We will pay death proceeds, Cash Surrender Values, partial withdrawals, and loan amounts from the Sub-Accounts within seven days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission or the Commission declares that an emergency exists.

LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------

LAPSE AND GRACE PERIOD -- Your Policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount.

If the Policy goes into default, we will send you a lapse notice to warn you that the Policy is in danger of terminating. This notice will be mailed at least 30 days before your coverage is to terminate. It will be mailed both to you and to any assignee of record. This lapse notice will tell you the minimum Premium Payment required to keep the Policy from terminating. This minimum Premium Payment will never be greater than an amount which results in a Cash Surrender Value equal to the current Monthly Deduction Amount plus the next two Monthly Deduction Amounts as of the date your Policy goes into default.

We will keep your Policy inforce for the 61-day period following the date your Policy goes into default. We call that period the "Grace Period." However, if we have not received the required Premium Payment specified in your lapse notice by the end of the Grace Period, the Policy will terminate. If the insured dies during the Grace Period, we will pay a death benefit.

REINSTATEMENT -- If the Insured is still alive, the Policy may be reinstated prior to the maturity date, unless the Policy has been surrendered for cash, and provided that:

- You request reinstatement in writing within five years after termination;

- You submit satisfactory evidence of insurability to us;

- any Indebtedness existing at the time the Policy was terminated is repaid or carried over to the reinstated Policy; and

- You pay a premium sufficient to cover (a) all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (b) the sum of Monthly Deduction Amounts for the next three months after the date the Policy is reinstated.

Your Account Value on the reinstatement date equals:

- the Cash Value at the time of Policy termination; plus

- net Premiums derived from premiums paid at the time of Policy reinstatement; minus

- the Monthly Deduction Amounts that were due and unpaid during the Grace Period; plus

- the Surrender Charge at the time of Policy reinstatement. The Surrender Charge is based on the duration from the original Policy date.

OTHER BENEFITS

DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. If you choose the DCA program, your Net Premiums will be deposited into the Hartford Money Market Sub-Account or the Fixed Account. Amounts will be transferred monthly to the other investment choices in accordance with your premium allocation instructions. The dollar amount will be allocated to the investment choices that you specify, in the proportions that you specify. If, on any transfer date, your Account Value allocated to the Dollar Cost Averaging program is less than the amount you have elected to transfer, your DCA program will terminate.

You may cancel your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.

The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows you to take advantage of market fluctuations. Since the same dollar amount is transferred to your selected investment choices at set intervals, the DCA program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against loss in a declining market.

FINANCIAL STATEMENTS

Financial statements of the Separate Account and Hartford may be found in the Statement of Additional Information. To receive a copy of the Statement of Additional information free of charge, call your representative or write to us at:

Hartford Life Insurance Company
P.O. Box 2999
Hartford, CT 06104-2999

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

                                 PART B

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
HARTFORD INNOVATOR
VARIABLE UNIVERSAL LIFE INSURANCE
SEPARATE ACCOUNT VL I
HARTFORD LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus. To obtain a prospectus, call us at 1-800-231-5453.

DATE OF PROSPECTUS:     , 2004
DATE OF STATEMENT OF ADDITIONAL INFORMATION:     , 2004

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                              PAGE
                                                              ----
GENERAL INFORMATION AND HISTORY                                 3
----------------------------------------------------------------------
SERVICES                                                        3
----------------------------------------------------------------------
EXPERTS                                                         3
----------------------------------------------------------------------
DISTRIBUTION OF THE POLICIES                                    3
----------------------------------------------------------------------
ADDITIONAL INFORMATION ABOUT CHARGES                            4
----------------------------------------------------------------------
PERFORMANCE DATA                                                5
----------------------------------------------------------------------
FINANCIAL STATEMENTS                                           SA-1
----------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION                                            3
--------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

HARTFORD LIFE INSURANCE COMPANY ("HARTFORD") -- Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

SEPARATE ACCOUNT VL I was established as a separate account under Connecticut law on September 18, 1992. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES
--------------------------------------------------------------------------------

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

EXPERTS
--------------------------------------------------------------------------------

The financial statements included in the Statement of Additional Information, appearing in this registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 33rd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.

The financial statements of the Separate Account for the year ended December 31, 2001 included in this registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP in connection with the financial statements of the Separate Account for the year ended December 31, 2001 that were audited by Arthur Andersen LLP and are included in this registration statement. This may limit your ability to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 because Arthur Andersen LLP did not consent to being named as having prepared its report.

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and will offer the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The policies will be sold by salespersons who represent Hartford as insurance agents and who are registered representatives of HESCO or certain other registered broker-dealers who have entered into distribution agreements with HESCO.

During the first Policy Year, the maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered broker-dealers, is 45% of the premium paid up to a Target Premium, 2.0% of premium paid between the Target Premium and a 2nd Tier Target Premium and 1.0% of premium paid in excess of the 2nd Tier Target Premium. The Target Premium and the 2nd Tier Target Premium are amounts used to calculate sales commissions. The amounts vary by the: (1) age; (2) gender; and (3) underwriting of the class of the Insured. In Policy Years 2 and later, sales representative commissions will not exceed 2.0% of the premiums paid. Additionally, expense allowances may be paid. A sales representative may be required to return all or a portion of the commissions paid if the Policy terminates prior to the Policy's first Policy Anniversary. Hartford currently pays HESCO underwriting commissions for its role as Principal Underwriter of all policies associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HESCO in its role as Principal Underwriter has been: 2002:
$42,906,757; 2001: $48,498,384; and 2000: $46,087,194.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HESCO and any applicable rules or regulations for variable insurance compensation. Compensation

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
is generally based on premium payments. This compensation is usually paid from the sales charges described in the Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HESCO, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or other financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for broker-dealers or financial institutions, will be made by HESCO, its affiliates or Hartford out of their assets and will not affect the amounts paid by the policy owner to purchase, hold or surrender variable insurance products.

ADDITIONAL INFORMATION ABOUT CHARGES
--------------------------------------------------------------------------------

SALES LOAD -- The front-end sales load is a charge deducted from each premium payment. The maximum front-end sales load for all premiums is 5.75%.

The front-end load under the policies may be used to cover expenses related to the sale and distribution of the policies.

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, i.e., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL I.

UNDERWRITING PROCEDURES -- To purchase a policy you must submit an application to us. Within limits, you may choose the Scheduled Premiums and the initial Face Amount and the Guarantee Period in the policy application. Policies generally will be issued only on the lives of insureds the ages of 0 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.

The Cost of Insurance charge is to cover our anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, we reserve the right to use rates less than those shown in such table. Substandard risks will be charged a higher Cost of Insurance rate which will not exceed rates based on a multiple of the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. The multiple will be based on the Insured's risk class. We will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because the Account Value and the Death Benefit may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.

INCREASES IN FACE AMOUNT -- At any time after the first Policy Year, You may request In Writing to change the Face Amount. The minimum amount by which the Face Amount can be increased is based on our rules then in effect. We reserve the right to limit the number of increases made under the Policy to not more than one in any 12 month period.

STATEMENT OF ADDITIONAL INFORMATION                                            5
--------------------------------------------------------------------------------

PERFORMANCE DATA

Hartford may advertise the performance history of the underlying Funds of the policy. Performance history is based on the Funds' past performance only and is no indication of future performance.

The performance history of the underlying Funds includes deductions for the total fund operating expenses of the Funds. The performance information does not include any charges or fees that are deducted from your policy. These are charges and fees such as premium base loads, mortality and expense risk charges, cost of insurance, administrative and issue charges, and surrender charges. These charges vary depending on your age, gender, Face Amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your policy's account value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your policy's performance, you should obtain a personalized illustration based on historical Fund performance from your financial adviser.

Performance history of the underlying Funds is measured by comparing the value of the Fund at the beginning of the period to the value of the Fund at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years, and since the inception date of the Fund if the Fund has existed for more than ten years.

The following table shows the performance history of the underlying Funds of the policy as of the period indicated.

                                     PART C

                                OTHER INFORMATION

Item 27.   Exhibits

          (a) Resolution of the Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

          (b)  Not Applicable.

          (c)  Principal Underwriting Agreement.(2)

          (d) Form of Flexible Premium Variable Life Insurance Policy, to be filed by amendment.

          (e) Form of Application for Flexible Premium Variable Life Insurance Policies.(3)

          (f) Certificate of Incorporation of Hartford(3) and Bylaws of Hartford.(4)

          (g)  Contracts of Reinsurance.(5)

          (h)  Form of Participation Agreement.(6)

          (i)  Not Applicable.

          (j)  Not Applicable.

          (k) Opinion and consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary.

          (l)  Not Applicable.

          (m)  Not Applicable.

--------

(1) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-53692, on May 1, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 33-53692, on May 1, 1995.

(3) Incorporated by reference to Post-Effective Amendment No. 6, to the Registration Statement File No. 333-66343, filed on February 8, 2001.

(4) Incorporated by reference to Post-Effective Amendment No. 12 to the Registration statement on Form S-6, File No. 333-69485, filed with the Securities and Exchange Commission on April 9, 2001.

(5) Incorporated by reference to Post-Effective Amendment No. 9 to the Registration Statement on Form S-6, File No. 33-53692, on May 1, 1995.

          (n)(1) Consent of Deloitte & Touche LLP, to be filed by amendment.

          (n)(2) Consent of Arthur Andersen LLP.(6)

          (o)  No financial statement will be omitted.

          (p)  Not Applicable.

          (q)  Memorandum describing transfer and redemption procedures.(1)

          (r)  Copy of Power of Attorney.

          (s)  Organizational Chart.(7)

Item 28.  Officers and Directors.

NAME                                         POSITION WITH HARTFORD
---------------------------------------------------------------------------------------------------------------------
David A. Carlson                             Vice President, Director*

Kristine L. Curcio                           Vice President and Actuary

Bruce W. Ferris                              Senior Vice President

Timothy M. Fitch                             Senior Vice President and Actuary

Mary Jane B. Fortin                          Senior Vice President

Stephen T. Joyce                             Senior Vice President

Michael D. Keeler                            Senior Vice President

Kristine J. Kelliher                         Vice President

Patrice Kelly-Ellis                          Senior Vice President

Robert A. Kerzner                            Executive Vice President, Director*

David N. Levenson                            Senior Vice President

Joseph F. Mahoney                            Vice President

Thomas M. Marra                              President, Chief Executive Officer and Chairman of the Board, Director*

Ernest M. McNeill, Jr.                       Vice President & Chief Accounting Officer

Peter J. Michalek                            Vice President

John J. Mittelstadt                          Vice President

--------

(6) We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP in connection with the financial statements of the Separate Account for the year ending December 31, 2001 that were audited by Arthur Andersen LLP and are included in this registration statement. This may limit your ability to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 because Arthur Andersen LLP did not consent to being named as having prepared its report.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement File No. 333-69485, filed on April 7, 2003.

NAME                                         POSITION WITH HARTFORD
-------------------------------------------------------------------------------------------------------------
Tom Nassiri                                  Vice President

Joseph J. Noto                               Vice President

Marianne O'Doherty                           Vice President and Assistant General Counsel

Craig R. Raymond                             Senior Vice President and Chief Actuary

Christine Hayer Repasy                       Senior Vice President, General Counsel and Corporate Secretary,
                                             Director*

Michael J. Roscoe                            Vice President and Actuary

Martin A. Swanson                            Vice President

Andrew J. Waggoner                           Vice President

John C. Walters                              Executive Vice President, Director*

Eric H. Wietsma                              Vice President

Lizabeth H. Zlatkus                          Executive Vice President and Chief Financial Officer, Director*

David M. Znamierowski                        Senior Vice President and Chief Investment Officer, Director*

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

--------
*    Denotes Board of Directors of Hartford.

Item 29. Persons Controlled By or Under Common Control with the Depositor or Registrant

         See Item 27(s).

Item 30: Indemnification

         Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(5)(b), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(5)(b). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

         Consistent with the statutes referenced above, under the Depositor's Certificate of Incorporation, the Depositor must indemnify directors for liability except liability that:

         (a) involved a knowing and culpable violation of law by the director;

         (b) enabled the director or an associate to receive an improper personal gain;

         (c) showed a lack of good faith and a conscious disregard for the duty of the director of the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;

         (d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or

         (e) created liability under section 33-757 relating to unlawful distributions.

         The Depositor's Certificate of Incorporation also permits the Depositor, at the discretion of the board of directors, to indemnify any current or former director, officer, employee or agent of the corporation to the fullest extent permitted by law. Accordingly, under the Depositor's bylaws, the Depositor must, to the fullest extent permitted by applicable law, indemnify directors and officers of the Depositor against all expenses, including attorney's fees, in connection with any proceeding by reason of the fact that such person was a director or officer of the Depositor.

         Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

         (a) HESCO acts as principal underwriter for the following investment companies:

              Hartford Life Insurance Company - Separate Account VL I Hartford Life Insurance Company - Separate Account VL II

              Hartford Life Insurance Company - ICMG Secular Trust Separate Account
              Hartford Life Insurance Company - ICMG Registered Variable Life Separate Account A
              Hartford Life and Annuity Insurance Company - Separate
              Account VL I
              Hartford Life and Annuity Insurance Company - Separate Account
              VL II
              Hartford Life and Annuity Insurance Company - ICMG Registered Variable Life Separate Account One

         (b)  Directors and Officers of HESCO

                                                       POSITIONS AND OFFICES
                  NAME                                    WITH UNDERWRITER
                  ----                                 ---------------------

              David A. Carlson                 Vice President
              Timothy M. Fitch                 Senior Vice President & Actuary
              George R. Jay                    Controller
              Robert A. Kerzner                Executive Vice President, Director
              Joseph F. Mahoney                Vice President
              Thomas M. Marra                  President and Chief Executive Officer,
                                               Director
              Christine Hayer Repasy           Senior Vice President, General Counsel and
                                               Corporate Secretary, Director
              John C. Walters                  Executive Vice President

         Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT
         06104-2999.

Item 32. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 33. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 34. Representation of Reasonableness of Fees

         Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 17th day of November, 2003.

HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL I
(Registrant)

By: Thomas M. Marra*                       *By:  /s/ Marianne O'Doherty
    -----------------------------------         --------------------------------
    Thomas M. Marra, President, Chief              Marianne O'Doherty
    Executive Officer and Chairman of              Attorney-In-Fact
    the Board*

HARTFORD LIFE INSURANCE COMPANY
(Depositor)

By: Thomas M. Marra*
    ----------------------------------------------
    Thomas M. Marra, President, Chief
    Executive Officer and Chairman of
    the Board*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

David A. Carlson, Vice President, Director*
Robert A. Kerzner, Executive Vice President,
     Director*
Thomas M. Marra, President, Chief Executive
     Officer and Chairman of the Board, Director*
Ernest M. McNeill, Jr., Vice President &
     Chief Accounting Officer*
Christine Hayer Repasy, Senior Vice President,
     General Counsel & Corporate Secretary,        *By:  /s/ Marianne O'Doherty
     Director*                                          ------------------------
John C. Walters, Executive Vice President,                 Marianne O'Doherty
     Director*                                             Attorney-in-Fact
Lizabeth H. Zlatkus, Executive Vice President and
     Chief Financial Officer, Director*             Date: November 17, 2003
David M. Znamierowski, Senior Vice President &
     Chief Investment Officer, Director*

333-

                                  Exhibit Index

1.2 Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary.

1.4  Copy of Power of Attorney.